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                            September 20, 2021

       Shlomo Pilo
       Chief Executive Officer
       Raphael Pharmaceutical Inc.
       4 Lui Paster
       Tel Aviv-Jaffa
       Israel 6803605

                                                        Re: Raphael
Pharmaceutical Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed September 2,
2021
                                                            File No. 000-53002

       Dear Mr. Pilo:

              We have reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response, we may have additional comments.

       Form 10-12G/A Filed September 2, 2021

       Financial Statemetns, page F-1

   1. We note your response to prior comment 2. As previously noted, the financial statements included in your filing
should be those of the consolidated entity reflecting the
                                                        continuation of the
financial statements of the accounting acquirer (Raphael
                                                        Pharmaceuticals, Ltd)
with an adjustment to reflect the legal capital of the accounting acquiree (Easy Energy,
Inc). As such, and similar to the retroactive presentation included in Raphael
Pharmaceutical, Inc.'s financial statements for the six months ended June 30,
                                                        2021, you must revise
the stockholders equity and earnings per share information included in Raphael
Pharmaceutical, Ltd's financial statements as of and for the two years ended
                                                        December 31, 2020.
Refer to ASC 805-40-45 for guidance. In addition, the audit report for these financial
statements must be redated or dual-dated to a date subsequent to the consummation date of
the reverse merger to give effect to the additional work performed with respect to
restating the financial statements.
 Shlomo Pilo
FirstName LastNameShlomo
Raphael Pharmaceutical Inc. Pilo
Comapany 20,
September NameRaphael
              2021      Pharmaceutical Inc.
September
Page 2    20, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at
(202) 551-3691 if
you have questions regarding the comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-
3675 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Assaf Ariely, Esq.